Exhibit 99.10

Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minefinders Corporation Ltd.

We consent to the inclusion to the annual report on Form 40-F of our independent auditors’ report dated March 5, 2008 on the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of Minefinders Corporation Ltd. (the “Company”) for the year ended December 31, 2007 which is contained in the annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

We also consent to the incorporation by reference in the registration statements (Nos. 333-103893, 333-108001, 333-111255, and 333-117611) on Form S-8 and (SEC No. 333-138709 and 333-155590) on Form F-10 of the Company of our report dated March 5, 2008, with respect to the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of the Company for the year ended December 31, 2007 included herein.

/s/ BDO Canada LLP

Vancouver, Canada

February 25, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.